

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

26 March 2003



03022045

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
26 March 2003 ASX Announcement & Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116


ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

26 March 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

AUSTRALIA

BANJO-1, EP 397 - OFFSHORE CARNARVON BASIN, (33.3%) (OPERATOR – TAP OIL LTD)

Tap Oil Ltd has advised the joint venture partners a revised spud date estimate of around 1 April 2003 for the Banjo-1 well. Banjo will be drilled using the Ensco 53 jackup rig. The final spud date may vary depending upon the timing of two other wells (Cyrano-1 and Crackling South-1) scheduled before Banjo-1.

GULF COAST OF USA

RAINOSEK FIELD, LAVACCA COUNTY, TEXAS (FAR 20%)

The Rainosek-3 well was turned to sales on 7 March 2003 at the rate of 146 barrels of oil per day on an 8/64 inch choke with a flowing tubing pressure of 1210 psi. The well was then choked back to a 6/64 inch choke and has maintained steady production of 65 barrels of oil per day at 1200 psi. This lower rate will be maintained until the Rainosek-1 and Evans-1 work programs are completed, at which time, subject to performance the production rate will be adjusted upward.

A workover rig is currently being sourced to complete the 9800 Midcox interval in the Rainosek-1 well. Work is expected to commence during the next two weeks following which the 5800 Wilcox interval in the Evans-1 well will be completed for production. Subject to the success of this program FAR will hold a 20 percent interest in all three producing wells and associated production facilities within the Rainosek field.

WALSER #1-30 WELL, HEMPHILL COUNTY, TEXAS (FAR 7.5%)

Jetta Operating Company, Inc has advised successfully completing the Granite Wash formation in the Walser #1-30 well, located in Hemphill County, Texas. The Granite Wash interval has been perforated, fracture stimulated and turned to sales on 21 March 2003. Production rates have not yet been reported but are anticipated to be around 1 million cubic feet of gas per day.

Log data in the Walser #1-30 well indicated the presence of 74 feet of potential net pay in reservoir quality sands in the Granite Wash. FAR was an original participant in the drilling of the Walser #1-30 well during 1997 along with a series of other wells targeting the deeper Morrow reservoirs. In the past, the Granite Wash formation has been viewed by the industry as a secondary or bail out zone, however improved engineering and robust gas prices have seen the Granite Wash play emerge as a primary play in its own right

Jetta has foreshadowed that, following the successful completion of the Walser well, further proposals are likely over leases in which FAR has an interest.

FAR has a 7.5 percent working interest in the Walser well, production facilities and 320 acre unit. FAR has indicated its consent to increase this interest up to a maximum of 15 percent should a further interest become available.

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

As previously foreshadowed, FAR has agreed to a proposal by Hilcorp Energy Company, of Houston, Texas, to drill the Terry Ewing No 2 well. Hilcorp has existing operations and will assume operatorship of the Clear Branch Field as soon as documentation is complete. A rig is currently being sought and operations are expected to commence during April 2003.

FAR was a participant in the initial discovery well, the Terry Ewing No.1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests indicate these sands to be very permeable.

During the completion phase of the Terry Ewing No 1 well, the Hosston sands were damaged beyond repair such that a replacement well is needed to recover the estimated 8 billion cubic feet of gas remaining. The Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible with a replacement well.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and currently holds the 640 acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au